Ballard Power Systems Inc.

News Release

Ballard Signs Non-Binding MOU With Azure Hydrogen For Fuel Cell Bus Development

For Immediate Release – May 28, 2013

Beijing, China — Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) has announced the signing of a non-binding Memorandum of Understanding (MOU) with its partner Azure Hydrogen Corporation of Beijing, China (Azure), extending the scope of their collaboration to include fuel cell buses.

The MOU with Azure envisions Ballard providing a manufacturing license agreement, engineering services, fuel cell stacks and components. As the MOU is non-binding, it is not a certainty that a definitive contract will be completed, however, the parties will move into the contract phase in the next several months. In the interim, under terms of the MOU, Azure has made a committed $1 million up-front payment to Ballard.

Azure plans to develop fuel cell bus capabilities in China with Ballard’s technical support and funding from Chinese sources, including both private investors as well as various levels of Government. If Azure is successful with its plans, the collaboration under this MOU would lead to the deployment of zero emission fuel cell buses in China.

John Sheridan, Ballard President and CEO, signed the agreement with Azure while in Beijing as a guest of the Chinese Government at the “China Beijing International Fair for Trade in Services” (www.ciftis.org/en/).

Participating in the signing ceremony at the International Trade Fair, along with Mr. Grand Mao, Chairman of Azure and Mr. Sheridan, were Mr. Zhang Younggui, General Secretary of the Investment Association of China and Mr. Guy Saint-Jacques, Canada’s Ambassador to China.

While at the International Trade Fair in Beijing, Mr. Sheridan also participated in a Dialogue Session between Governors, Ministers and CEO’s, as well as attending private meetings.

Mr. Sheridan said, “This has been a unique opportunity to meet with senior Chinese Government officials and to witness their renewed commitment for clean energy solutions to China’s pressing environmental challenges.”

Mr. Grand Mao, Chairman of Azure added, “The market in China for clean technology solutions, such as fuel cells, is very large. We are keen to expand our relationship with Ballard, a world-leading fuel cell company, into motive power applications.”

As proven by demonstration fleets in numerous countries, fuel cell buses can effectively provide zero emission public transit. With the severe air quality problems in major Chinese cities, and China’s vast economic capabilities, the country is a natural market opportunity for the deployment of clean energy fuel cell technology. Ballard fuel cell products are currently powering zero emission fuel cell buses in public transit service in more than 10 countries, including Canada, the U.S., Brazil, India, China and a number of European countries.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning product development and commercialization activities and projected outcomes. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com